400 Connell Drive, Suite 5000
Berkeley Heights, New Jersey 07922

April 11, 2018

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn: Chris Edwards

Re:
CorMedix Inc.
Registration Statement on Form S-3
Filed March 9, 2018
File No. 333-223562

Ladies and Gentlemen:

CorMedix Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-3 (File No. 333-223562) effective as of 4:00 p.m. Eastern Time, Monday, April 16, 2018, or as soon thereafter as practicable. Please advise our corporate counsel, Alexander M. Donaldson at (919) 781-4000, of any questions.

With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

●
Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CORMEDIX INC.

By: /s/ Khoso Baluch
Name: Khoso Baluch
Title: Chief Executive Officer